Exhibit 99.2

IMMURON LIMITED

(ASX: IMC)

Wednesday, 6th November 2019: Results of Annual General Meeting

The Company wishes to advise that all resolutions were carried on a show of hands.

In accordance with Listing Rule 3.13.2 and Section 251AA(1) of the Corporations Act 2001, the following information is provided in relation to the resolutions considered by Members of the Company at the Annual General Meeting held today.

	Resolutions	For Votes	Against Votes	Proxy’s Discretionary Votes*	Exclusion / Abstain	Carried / Not Carried
1**	Non-binding Resolution to Adopt Remuneration Report	14,577,968	1,806,039	56,896	15,091,801	Carried
2A	Re-Election of Mr Stephen Anastasiou as a Director	14,142,021	1,094,263	11,328,650	4,967,770	Carried
2B	Re-election of Prof. Ravi Savarirayan as a Director	19,312,027	879,812	11,331,545	9,320	Carried
3	Approval to Issue Options to a Director - Dr Gary S. Jacob	12,047,535	4,595,100	56,896	14,833,173	Carried
4	Ratification of Prior Issue of Shares	17,972,773	1,860,881	11,328,650	370,400	Carried
5	Ratification of Prior Issue of Shares	18,272,773	1,860,881	11,328,650	70,400	Carried
6**	Approval of Placement Facility	18,069,857	2,100,797	11,328,650	33,400	Carried
7	Approve the Issue of Shares to a Related Party - Grandlodge Pty Ltd or its Nominee	10,216,576	4,363,318	56,896	16,895,914	Carried

*	The Chairman voted undirected proxies in his control in favour of all resolutions.
**	Resolution 1 and 6 require 75% approval to be passed. This threshold has been achieved and the resolutions passed.

For and on behalf of the Board;

Phillip Hains
Company Secretary

Level 3, 62 Lygon Street Carlton, Victoria AUSTRALIA 3053	www.immuron.com ABN: 80 063 114 045	Phone: + 61 (0)3 9824 5254 Facsimile: + 61 (0)3 9822 7735